Exhibit 3.5

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCOPORTAION

OF

RED REEF LABORATORIES, INC. (DOC#P02000106564)

Pursuant to the provisions of section 607.1006, Florida statutes, this Florida corporation adopts the follwing amendments to its articles of incorporation:

NEW CORPORATE NAME:

N/A

OTHER AMENDMENTS:

THE CORPORATION HEREBY AMENDS ITS ARTICLES OF INCORPORATION TO INCREASE ITS AUTHORIZED SHARES TO 3,000,000,000 SHARES OF COMMON STOCK AND 10,000,000 PREFERRED STOCK. PAR VALUE OF BOTH CLASSES SHALL BE $.001

THE ISSUED AND OUTSTANDING COMMON STOCK OF THE CORPORATION SHALL BE FORWARD SPLIT IN THE AMOUNT OF 6 SHARES FOR 1 UPON EFFECTIVENESS OF THIS AMENDMENT.

The date of each amendments adoption: December 1, 2006

Effective date, if applicable: __________

Adoption of amendments:

The amendments were approved by the shareholders. The number of votes cast for the amendments were sufficient for approval.

Signature: /s/ Peter Versace, Executive VP, Secretary